PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-136858

Familymeds Group, Inc.
8,986,672 Shares of Common Stock

This prospectus relates to the public offering of an aggregate of up to 8,986,672 shares of common stock that may be sold from time to time by the selling stockholders of Familymeds Group, Inc. named in this prospectus. Of these shares, 4,382,617 shares are issuable upon the exercise of common stock purchase warrants and options and up to 58,878 shares are issuable in satisfaction of certain interest payments. See "Prospectus Summary."

The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 9. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.

Familymeds Group’s common stock is quoted on the Nasdaq Capital Market under the symbol “FMRX.”

On October 3, 2006, the last reported closing price of the common stock on the Nasdaq Capital Market was $3.76 per share.

Our principal executive offices are located at 312 Farmington Avenue, Farmington, CT 06032, and our telephone number is (860) 676-1222.

You Should Carefully Consider the “ Risk Factors” Beginning on Page 1 in Determining Whether to Purchase Familymeds Group Common Stock.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2006

TABLE OF CONTENTS

Prospectus Summary	1

Risk Factors	1

Forward-Looking Statements	5

Other Information	5

Use of Proceeds	5

Selling Stockholders	6

Plan of Distribution	9

Legal Matters	10

Experts	10

Incorporation of Documents by Reference	10

Selected Consolidated Historical Financial Data	11

Where You Can Find More Information	13

i

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the accompanying notes and the other information incorporated herein by reference.

Familymeds Group, Inc. (“Familymeds Group,” the “Company,” or “we” and other similar pronouns) is a pharmacy and drug distribution provider formed by the merger on November 12, 2004 of DrugMax, Inc. and Familymeds Group, Inc. (“FMG”). The Company was formerly known as DrugMax, Inc. and on July 10, 2006, the Company amended its Articles of Incorporation to change its name from DrugMax, Inc. to Familymeds Group, Inc and changed its trading symbol from DMAX to FMRX.

As of July 1, 2006, we operated 79 locations including 76 pharmacies, one home health center, one health and beauty location and one non-pharmacy mail order center, and 7 franchised pharmacies in 14 states under the Familymeds Pharmacy, Arrow Pharmacy & Nutrition Center, and Worksite PharmacySM brand names. We also operated a wholesale drug distribution business primarily related to the direct distribution to physicians, medical clinics and other health care providers from our warehouse located in St. Rose, Louisiana known as Valley Medical Supply.

The Familymeds Group platform is designed to provide services for the treatment of acute and complex health diseases including chronic medical conditions such as cancer, diabetes and pain management. We often serve defined population groups on an exclusive, closed panel basis to maintain costs and improve patient outcomes. We offer a comprehensive selection of brand name and generic pharmaceuticals, non-prescription healthcare-related products, and diagnostic supplies to patients, physicians, clinics, long- term care and assisted living centers.

Recent Developments

On August 16, 2006, the Company implemented a one-for-ten reverse stock split of all of its outstanding common stock. The reverse stock split was effectuated through the filing of a certificate of amendment to the Company’s articles of incorporation with the State of Nevada. As a result of the reverse stock split, each ten shares of common stock was automatically combined and reclassified into one share of common stock and the total number of shares outstanding, on such date, was reduced from approximately 66,351,423 shares to approximately 6,634,884 shares. The number of authorized shares of the Company capital stock and the par value per share remain unchanged. The exercise price, as well as the number of shares that can be issued, under the Company’s outstanding stock options and warrants, were proportionately adjusted to reflect the reverse stock split. The number of shares reserved for issuance under the Company’s stock option plan and restricted stock plan were also reduced proportionately. All share information in this prospectus has been retroactively adjusted to reflect the reverse stock split.

On June 29, 2006, the Company entered into a Note and Warrant Purchase Agreement and certain other agreements, each effective as of June 23, 2006, with Deerfield Special Situations Fund, L.P. (“ Deerfield L.P.”) and Deerfield Special Situations Fund International, Limited (“ Deerfield International”), pursuant to which Deerfield L.P. and Deerfield International (collectively, “ Deerfield”) purchased two secured promissory notes in the aggregate principal amount of $10 million (the “Notes”) and eight warrants to purchase an aggregate of 1,650,000 shares (on a post-reverse-stock-split basis) of common stock (the “Warrants”), for an aggregate purchase price of $10 million.

The Notes bear interest at a rate equal to 2.5% for the first year, 5.0% for the second year, 10.0% for the third year, 15.0% for the fourth year and 17.5% for the fifth year. Pursuant to the Notes, in lieu of making any interest payments in cash during the first and second year of the Notes, the Company may issue and deliver to Deerfield a number of shares of common stock equal to the quotient of (a) the dollar amount of such interest payment due for such entire year, divided by (b) an amount equal to ninety percent (90%) of the lesser of (x) the average of the daily market prices for the Common Stock for the 30 consecutive trading days immediately before September 1, 2006 for the first year and September 1, 2007 for the second year and (y) the daily market price for the Common Stock on September 1, 2006 for the first year and of the September 1, 2007 for the second year. The total number of shares of Common Stock to be issued to Deerfield for the first year’s interest is 58,878.

Pursuant to an Investor Rights Agreement among the Company and Deerfield, as amended, the Company has agreed to register the resale of the shares issuable upon exercise of the Warrants and upon the payment of interest in shares, in lieu of cash, during the first two years of the Notes. Accordingly, pursuant to this registration statement, the Company is registering the resale of the shares of common stock issuable upon exercise of the Warrants and 58,878 shares to be issued to Deerfied, in lieu of cash, to pay interest during the first year of the Notes.

RISK FACTORS

An investment in Familymeds Group involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before you decide to invest in Familymeds Group. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common stock could decline, and you could lose all or part of your investment.

There are a large number of shares that are available for future sale; the sale of these shares may depress the market price of our common stock.

Pursuant to this registration statement, we are registering the resale of an aggregate of 8,986,672 shares, which shares include 4,382,617 shares issuable upon the exercise of outstanding warrants and options and up to 58,878 shares issuable in satisfaction of certain interest payments. Generally, we are required to use our best efforts to keep this registration statement continuously effective until the date which is the earlier of (i) five years after the effectiveness of the registration statements, (ii) such time as the securities included in the registration statements have been publicly sold; and (iii) such time as all of the shares of the selling stockholders included in the registration statements may be sold pursuant to Rule 144(k) as determined by our counsel pursuant to a written opinion. During the effectiveness of the registration statements, subject to certain contractual limitations, all the shares covered hereby generally will be freely trading. Because we have a relatively small daily trading volume, the sale of any of the foregoing shares in the public markets may materially adversely affect the market price of our common stock.

We have received a non-compliance letter from Nasdaq.

On October 6, 2006, the Company received a Nasdaq Staff Determination Letter, indicating that the Company has failed to comply with the minimum $35,000,000 market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4310(c)(2)(B)(ii) and that its securities are, therefore, subject to delisting from The Nasdaq Capital Market unless the Company requests a hearing and appeals the determination. The Company has requested a hearing before a NASDAQ Listing Qualifications Panel to review the above Nasdaq staff determination. The hearing request will stay the suspension of the Company's securities on The Nasdaq Capital Market until the Panel issues its decision following the hearing. There can be no assurance the Panel will grant the Company’s request for continued listing.

We have a history of losses; our independent registered public accounting firm has issued an opinion with an explanatory paragraph discussing the substantial doubt about our ability to continue as a going concern.

We incurred net losses of $54.9 million, $39.8 million and $12.2 million for the years ended December 31, 2005, January 1, 2005, and December 27, 2003, respectively. The opinion from the independent registered public accounting firm on our consolidated financial statements as of December 31, 2005 and January 1, 2005 and for each of the three years in the period ended December 31, 2005 was modified with respect to the substantial doubt surrounding our ability to continue as a going concern. As of December 31, 2005, the Company had a net stockholders' deficit of $11.3 million and has incurred net losses of $54.9 million, $39.8 million and $12.2 million for the years ended December 31, 2005, January 1, 2005 and December 27, 2003. As of July 1, 2006, the Company had a net stockholders deficit of $4.0 million. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the fourth quarter of 2005, the Company completed certain transactions considered to be critical to achieving future growth and profitability. These include the sale of common stock for net proceeds of $47.4 million, the refinancing of the senior credit facility with a new $65.0 million facility, which allows for additional borrowing availability, and the sale and discontinuation of substantially all of the Company’s full-line wholesale drug distribution operations, which had incurred significant losses. Although no assurances may be made, management believes that these transactions as well as other organizational and operational changes will allow the Company to continue as a going concern.

Our growth strategy is uncertain and we will require additional capital to implement our growth strategy.

To achieve profitability, among other things, the Company is seeking to open new pharmacies and to acquire existing pharmacies. However, the Company may not succeed in locating and completing accretive acquisitions. Many of the Company’s competitors have greater resources than the Company does to complete such acquisitions. Even if acquired, management may not be able to successfully integrate the new businesses with the Company. Management has limited resources. Further, in order to implement our growth strategy, we will need additional capital resources and may incur, from time to time, additional indebtedness, the terms of which will depend on market and other conditions. We cannot be certain that additional financing will be available to us on acceptable terms, if at all. As a result, we may not be able to fully pursue our growth strategy. Further, additional financing may involve the issuance of equity or debt securities that would reduce the percentage ownership of our then current stockholders. If we do not open additional pharmacies, either through organic growth or through accretive acquisitions, we may not be able to improve our results of operations and financial condition.

Changes to current Medicare laws and the implementation of the Medicare Modernization Act may reduce the amounts paid by these programs. These changes could have a material adverse effect on our revenues, gross margins, results of operations and financial condition.

Recently, our industry has undergone significant changes driven by various efforts to reduce costs. These changes include changes to Medicare, Medicaid or similar government health benefit programs or the amounts paid by those programs for our services. The Medicare Modernization Act, the MMA, includes a major expansion of the Medicare prescription drug benefit under new Medicare Part D. In 2006, Medicare beneficiaries began enrolling in prescription drug plans offered by private entities that will provide coverage of outpatient prescription drugs. The MMA changes Medicare’s payment methodology over the next three years from a system based on average wholesale price, or AWP, to one based on average selling price, or ASP. As the ASP methodology of reimbursement is implemented, it may affect our current AWP based reimbursement structure with our private payors. While we cannot predict the eventual results of these law changes, we believe the effect of the MMA has been and will be to reduce selling prices and gross margins on some of the drugs that we distribute. Further, if other third-party payors revise their pricing based on new methods of calculating the AWP, or based on ASP, this could have a material adverse affect on our business, financial condition and results of operation, including reducing the pricing and margins on certain of our products.

Our success is dependent upon entering into and maintaining profitable contracts with third-party payors including: health insurers, managed care organizations and pharmacy benefit managers. Changes in reimbursement policies or efforts by payors to recoup payments already made could have an adverse effect on our business, financial condition and results of operations.

We derive a majority of our revenue from health insurers, managed care organizations and pharmacy benefit managers called third-party payors. Our contracts with these organizations enable us to obtain reimbursement on behalf of our customers for the prescription products that they purchase at our pharmacies. If we are unable to maintain existing contracts or obtain additional contracts, we may not be able to obtain reimbursement for prescription products purchased at our retail, mail order and online pharmacies, which could decrease the demand for our services and products and impair our ability to retain and expand our customer base. Furthermore, recent efforts by Medicaid, Medicare and other third-party payors to control costs have resulted in reduced rates of reimbursement for our services. If these trends continue, they could adversely affect our results of operations. Third-party payors also have certain contractual rights permitting them to audit our records to determine if they have overpaid us. Subject to the outcome of the audit, we may be required to reimburse the third-party payor for any overpayments. If we are required to reimburse the payor, it could have a material adverse effect on us.

The healthcare industry in which we operate is highly competitive. Our failure to compete effectively in this segment may adversely affect our business, financial condition and results of operations.

We face a highly competitive environment in the distribution of pharmaceuticals. Many of our competitors are offering similar products and services. Some of our competitors have greater resources than we have. These competitive pressures could have a material adverse effect on our business, financial condition or results of operations.

Because many of our pharmacies are located at or near the point of care, our operations are dependent upon the activities of the healthcare providers in our trade area. Changes to the blend of the healthcare providers or to their prescribing practices may adversely affect our business, financial condition or operating results.

Our strategy has been to locate our pharmacies at or near the point of care. As such, we are dependent upon the healthcare providers practicing in our trade areas. We rely on the number of patient visits, the number of prescriptions written, and the types of prescriptions written by the provider. These providers may choose to relocate or close their practices, may limit their patient visits, or may prescribe a mix of products with low gross margins such as branded prescription products. These changes could have a material adverse effect on our business, results of operations and financial condition.

The implementation of our business plan is dependent upon the continued employment of our management team and attracting and retaining qualified pharmacists.

Our success depends on our ability to attract, retain and motivate our executive management team, key employees and pharmacists. We have not experienced such difficulties in the recent past. However as is generally true in the industry, if any of our senior management or key personnel with an established reputation within the industry were to leave our employment, there can be no assurance that our customers or suppliers who have relationships with such person would not purchase products from such person’s new employer, rather than from us. Further, there is currently a national shortage of pharmacists. As a result, pharmacists’ wage requirements continue to increase, thus we may not be able to attract and retain an adequate number of pharmacists required in order to maintain our existing level of customer service. The shortage of pharmacists and the increased wage requirements of pharmacists could have a material adverse effect on our business, result of operations and financial condition.

Our business could be adversely affected if relations with our primary supplier are terminated; substantially all of our supplier agreements are terminable at will.

In December 2004, we entered into a new primary supplier agreement with D&K Healthcare Resources, Inc. (“D&K”) pursuant to which we are required to purchase primarily all of our products for sale in our pharmacies from D&K. The D&K agreement contains certain volume requirements and has an initial term of two years, through December 2006 and renews automatically for successive one-year periods unless either party provides the other party a written non-renewal notice. Although we purchase products from many different brand name and generic pharmaceutical manufacturers and while we believe that if we were to cease to be able to purchase products directly from D&K, we could secure the same products through other sources, including other distributors; there is a risk that our costs would increase if our primary supplier agreement is terminated. Further, if our supplier were to change our payment terms to require payment on a more frequent basis, our liquidity and results of operations may be effected. On August 30, 2005, D&K was acquired by McKesson Corporation and our agreement was assumed by McKesson. In December 2005, the agreement was amended to provide five day a week delivery of pharmaceuticals and other merchandise directly to our pharmacy locations.

Our operations are subject to extensive regulations. Changes to these regulations or failure to comply with these regulations may adversely affect our business, financial condition or operating results.

We are subject to extensive federal, state and local licensing and registration laws and regulations with respect to our business, including our pharmacy and franchise operations and the pharmacists we employ. Regulations in these areas often involve subjective interpretation and we do not know if our attempts to comply with these regulations will be deemed sufficient by the appropriate regulatory agencies. While we believe we have satisfied our licensing and registration requirements and continue to actively monitor our compliance with these requirements, we cannot assure you that such monitoring will be adequate to achieve full compliance. Violations of any of these regulations could result in various penalties, including suspension or revocation of our licenses or registrations, and seizure of our inventory or monetary fines, any of which could adversely affect our operating results.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated herein by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our business or our industry’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, prospects, changes and trends in our business and the markets in which we operate as described in this prospectus, the documents incorporated herein by reference and any supplement to this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions.

Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section of this prospectus entitled “Risk Factors” as well as in other documents that we subsequently incorporate by reference into this prospectus, and in the section entitled “Risk Factors” in any supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus and in other documents that we subsequently incorporate by reference in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

We caution the reader that the risk factors contained in or incorporated into this prospectus may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict these new risk factors, nor can it assess the impact, if any, of these new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. In addition, management’s estimates of future operating results are based on our current business, which is constantly subject to change.

OTHER INFORMATION

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We may receive proceeds upon the exercise of any outstanding warrants or options.

SELLING STOCKHOLDERS

The following table sets forth the common stock ownership of the selling stockholders as of October 5, 2006, including 4,382,617 shares issuable upon the exercise of outstanding warrants and options and up to 58,878 shares issuable in satisfaction of certain interest payments. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent. As of  October 5, 2006, there were 6,634,884 shares of common stock issued and outstanding.

The Company may amend or supplement this Prospectus, from time to time, to update the disclosures set forth in the following table. Because the selling stockholders identified in the table may sell some or all of the shares owned by them which are included in this Prospectus, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling stockholders upon termination of this offering. Therefore, the Company has assumed for the purposes of the following table that the selling stockholders will sell all of the shares owned beneficially by them that are covered by this Prospectus but not any shares owned by them that are not covered by this Prospectus.

Name of selling security holder	Shares of Common Stock Included in Prospectus	Beneficial Ownership Before the Offering	Percentage of Common Stock Owned Before the Offering	Beneficial Ownership after the Offering	Percentage of Common Stock Owned After the Offering
ABS Capital Partners III, L.P. (1)	618,345	618,345	9.11%	-	-
Bear Stearns Securities Corp. FBO Custodian J. Steven Emerson IRA II (2)	195,300	195,300	2.91%	-	-
Bristol Investment Fund, Ltd. (3)	18,386	18,386	*	-	-
Brookbend & Co., nominee for Janus Venture Fund (4)	915,000	915,000	13.18%	-	-
BTG Investments, LLC (5)	489,371	489,371	7.20%	-	-
CD Investment Partners, Ltd. (6)	8,108	8,108	*	-	-
Clarion Capital Corporation (7)	20,991	20,991	*	-	-
Coleman Swenson Hoffman Booth IV L.P.(1)	85,102	85,102	1.28%	-	-
Conning Connecticut Insurance Fund LP (1)	4,236	4,236	*	-	-
Crown Investment Partners, LP (8)	18,000	18,000	*	-	-
Deerfield Special Situations Fund L.P. (9)	567,348	554,961	7.73%	7,161	*
Deerfield Special Situations Fund International Limited (9)	1,141,530	1,116,609	9.95%	14,409	*
Diamond Opportunity Fund, LLC (10)	19,736	19,736	*	-	-
Jugal K. Taneja (11)	208,377	208,377	3.13%	-	-
Enable Growth Partners, L.P. (12)	6,081	6,081	*	-	-
First Albany Capital(1)	10,000	10,000	*	-	-
GRT Healthcare Offshore Operating Fund, L.P. (13)	10,120	10,120	*	-	-
GRT Healthcare, L.P. (14)	35,930	35,930	*	-	-
Gutierrez Anderson Community Trust (1)	194	194	*	-	-
Heller Capital Investments, LLC (15)	17,500	17,500	*	-	-
HLM / CB Fund, L.P.(1)	32,352	32,352	*	-	-
HLM / UH Fund, L.P.(1)	44,392	44,392	*	-	-
Islandia L.P.(16)	192,583	192,583	2.86%	-	-
Jennifer Altman Foundation (1)	1,420	1,420	*	-	-
John and Elizabeth Lewis Living Trust (1)	783	783	*	-	-
Kenneth Suslow (1)	45	45	*	-	-
Landmark Co-Investment Partners, L.P. (1)	28,446	28,446	*	-	-
Landmark Secondary Partners, L.P. (1)	8,958	8,958	*	-	-
Lazarus Investment Partners LLLP (17)	130,200	130,200	1.95%	-	-
Leonardo Kingsley (1)	473	473	*	-	-
Magnetar Capital Master Fund, Ltd.(18)	203,210	203,210	3.01%	-	-
Mary Anderson Revocable Trust Dated July 6, 1999 (1)	194	194	*	-	-
Meadowbrook Opportunity Fund LLC (19)	13,000	13,000	*	-	-
MedCap Partners, L.P. (20)	1,171,367	1,171,367	16.67%
MedCap Partners Master Fund, L.P. (21)	130,183	130,183	1.95%	-	-
Micro Capital Fund, Ltd.(22)	45,000	45,000	*	-	-
MicroCapital Fund LP(23)	105,000	105,000	1.57%	-	-
Midsummer Investment, LTD.(24)	131,218	131,218	1.94%	-	-
National Federation of Independent Business (1)	1,869	1,869	*	-	-
Nite Capital, L.P.(25)	8,677	8,677	*	-	-
Oxford Bioscience Partners (Bermuda) II Limited Partnership (1)	34,541	34,541	*	-	-
Oxford Bioscience Partners (GS-Adjunct) II L.P. (1)	9,865	9,865	*	-	-
Oxford Bioscience Partners II L.P. (1)	46,091	46,091	*	-	-
Pacific Venture Group, L.P. (1)	3,713	3,713	*	-	-
Peter Looram (1)	473	473	*	-	-
Prism Offshore Fund, Ltd. (26)	199,275	199,275	2.97%	-	-
Prism Partners QP, LP (27)	61,920	61,920	*	-	-
Prism Partners, LP (28)	82,580	82,580	1.24%	-	-
Psychology Associates (1)	473	473	*	-	-
PVG Associates, L.P. (1)	174	174	*	-	-
Roanoke College (1)	1,420	1,420	*	-	-
Robert Granovsky (1)	156	156	*	-	-
SF Capital Partners Ltd. (29)	380,590	380,590	5.63%	-	-
SRB Greenway Capital (QP), L.P. (30)	26,300	26,300	*	-	-
SRB Greenway Capital, L.P. (31)	3,770	3,770	*	-	-
SRB Greenway Offshore Operating Fund, L.P. (32)	2,455	2,455	*	-	-
Steven Suslow (1)	45	45	*	-	-
Straus Partners L.P. (33)	71,610	71,610	1.08%	-	-
Straus-GEPT Partners L.P.(34)	58,590	58,590	*	-	-
Susan Uris Halpern (1)	225	225	*	-	-
The Crown Advisors #3 (35)	7,500	7,500	*	-	-
The Crown Advisors #5 (36)	12,000	12,000	*	-	-
The Northwestern Mutual Life Insurance Company (1)	5,054	5,054	*	-	-
Theeuwes Family Trust, Felix Theeuwes Trustee (1)	181	181	*	-	-
Third Point Offshore Fund, Ltd. (37)	413,050	413,050	6.08%	-	-
Third Point Partners L.P. (38)	77,450	77,450	1.16%	-	-
Third Point Partners Qualified L.P. (39)	42,750	42,750	*	-	-
Third Point Ultra Ltd. (40)	34,250	34,250	*	-	-
Mac & Co (1)	292	292	*	-	-
Trustman C/O STI Classic Small Cap Growth Fund (41)	133,250	133,250	1.97%	-	-
United Healthcare Services, Inc. (1)	326,564	326,564	4.86%	-	-
Validus L.P. (1)	80,619	80,619	1.21%	-	-
Wasatch Micro Cap Fund (42)	25,946	25,946	*	-	-
Wasatch Micro Cap Value Fund (43)	6,487	6,487	*	-	-
Zeke, L.P.(44)	166,750	166,750	2.48%	-	-
Cooper Family Trust Dated 8/1/04	1,952	1,952	*	-	-
Arnold Kraus and Barbara Kraus Trustees FBO The Kraus Family Trust dated 10/19/98	3,254	3,254	*	-	-
William Gordon McBean	6,508	6,508	*	-	-
Jeffrey M. Ng	3,254	3,254	*	-	-
Roth Family Trust dated 8/27/03	6,508	6,508	*	-	-
J&V Schimmelpfennig Family Trust	3,254	3,254	*	-	-
Robert Louis Stephenson	3,254	3,254	*	-	-
John Weber	3,254	3,254	*	-	-

*	Less than 1%.
(1)	Includes restricted shares and shares issuable upon the conversion of warrants issued in connection with the merger between DrugMax, Inc. and Familymeds Group, Inc. on November 12, 2004.
(2)	J. Steven Emerson may be deemed to be the control person of the shares owned by such entity.
(3)
Paul Kessler, as manager of Bristol Capital Advisors, LLC, the investment manager to Bristol Investment Fund, Ltd. has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of the securities held by Bristol Investment Fund, Ltd.

(4)	William H. Bales may be deemed to be the control person of the shares owned by such entity.
(5)	Gordon J. Roth and Byron C. Roth may be deemed to be the control persons of the shares owned by such entity.
(6)
CD Capital Management LLC, as the investment manager of CD Investment Partners, Ltd., and John D. Ziegelman, as President of CD Capital Management LLC, each may be deemed to have beneficial ownership of the shares held by CD Investment Partners, Ltd..

(7)	Morton A. Cohen may be deemed to be control person of the shares owned by such entity.
(8)	Chris Pauli may be deemed the control person of the shares owned by such entity.
(9)
Includes all of the shares issuable upon the exercise of warrants. The terms of the warrants held by these selling shareholders restrict their ability to exercise warrants to the extent, following such exercise, these selling shareholders, and any other persons whose shares would be aggregated with those of these selling shareholders for purpose of Section 13(d) as the Securities Exchange Act of 1934, would beneficially own in excess of 9.95% of the Company’s common stock outstanding.  Also includes 19,548 shares issued to Deerfield Special Situations Fund L.P. and 39,330 shares issued to Deerfield Special Situations Fund International Limited in lieu of interest payments pursuant to certain promissory notes.

(10)	David Hoken in his capacity as Manager of Diamond Opportunity Fund, LLC may be deemed to be control person of the shares owned by such entity. Mr. Hoken disclaims beneficial ownership of these shares.
(11)	CD Capital Management LLC, as agent for EGI-NP Investments, LLC, and John D. Ziegelman, as President of CD Capital Management LLC, each may be deemed to have beneficial ownership of the shares held by EGI-NP Investments, LLC.
(12)	Mitch Levine may be deemed the control person of the shares owned by such entity.
(13)	Timothy A. Krockuk, the Managing Member of GRT Capital Partners, LLC may be deemed to be the control person of the shares owned by GRT Healthcare Offshore Ltd.
(14)
Timothy A. Krockuk, the Managing Member of GRT Capital Partners, LLC, which is the Managing Member of GRT Health Care GP, LLC, which is the General Partner of GRT Healthcare, LP. may be deemed to be the control person of the shares owned by GRT Healthcare Offshore Ltd.

(15)	Ronald I. Heller may be deemed to be the control person of the shares owned by such entity.
(16)	Richard O. Berner, Edgar R. Berner and Thomas R. Berner may be deemed the control persons of the shares owned by such entity.
(17)	Justin Borus may be deemed to be the control person of the shares owned by such entity.
(18)	Alec Libowitz, the control person of Magnetar Capital Partners, LLC, has a controlling interest in Magnetar Financial, LLC, the investment advisor to Magnetar Capital Master Fund Ltd.
(19)	Michael Ragins may be deemed to be control person of the shares owned by such entity.
(20)	C. Fred Toney may be deemed to be the control person of the shares owned by such entity.
(21)	C. Fred Toney may be deemed to be the control person of the shares owned by such entity.
(22)	Chris A. Jarrous may be deemed to be the control person of the shares owned by such entity.
(23)	Chris A. Jarrous may be deemed to be the control person of the shares owned by such entity.
(24)
Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(25)	Keith Goodman, Manager of the General Partner, may be deemed to be control person of the shares owned by such entity. Mr. Goodman disclaims beneficial ownership of these shares.

(26)	Charles Jobson, Managing Member, Delta Partners, LLC, Investment Manager may be deemed to be the control person of the shares owned by such entity.
(27)
Charles Jobson, Managing Member, Delta Partners, LLC, Investment Manager, Managing Member, Delta Investment Partners, LLC, General Partner, may be deemed to be the control person of the shares owned by such entity.

(28)
Charles Jobson, Managing Member, Delta Partners, LLC, Investment Manager, Managing Member, Delta Advisors, LLC, General Partner, may be deemed to be the control person of the shares owned by such entity.

(29)	Michael A. Roth and Brian J. Stark may be deemed to be the control persons of the shares owned by such entity.
(30)	Steven R. Becker may be deemed to be the control person of the shares owned by such entity.
(31)	Steven R. Becker may be deemed to be the control person of the shares owned by such entity.
(32)	Steven R. Becker may be deemed to be the control person of the shares owned by such entity.
(33)	Melville Straus may be deemed to be the control person of the shares owned by such entity.
(34)	Melville Straus may be deemed to be the control person of the shares owned by such entity.
(35)	Chris Pauli, Managing Member of the General Partner, may be deemed the control person of the shares owned by such entity.
(36)	Chris Pauli, President of the Crown Advisor, LLC, may be deemed the control person of the shares owned by such entity.
(37)
Daniel S. Loeb the Managing Member of Third Point Advisors, LLC which is the General Partner of Third Point Partners Qualified L.P. may be deemed to be the control person of the shares held by Third Point Partners Qualified L.P.

(38)
Daniel S. Loeb, the Managing Member of Third Point Advisors, LLC which is the General Partner of Third Point Partners  L.P. may be deemed to be the control person of the shares held by Third Point Partners  L.P.

(39)	Daniel S. Loeb, Director of Third Point Offshore Fund, Ltd. may be deemed to be the control person of the shares held by such entity.
(40)	John Banks, Director of Third Point Ultra Ltd. may be deemed to be the control person of the shares held by such entity.
(41)	Mark Garfinkel may be deemed to be the control person of the shares owned by such entity.
(42)
Wasatch Advisors, Inc. is the investment advisor to Wasatch Funds, Inc., a registered investment company comprised of a series of funds under the Investment Company Act of 1940, which are the beneficial owners of the shares owned by such entity.

(43)
Wasatch Advisors, Inc. is the investment advisor to Wasatch Funds, Inc., a registered investment company comprised of a series of funds under the Investment Company Act of 1940, which are the beneficial owners of the shares owned by such entity.

(44)	Edward N. Antoian may be deemed to be the control person of the shares owned by such entity.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock of Familymeds Group, Inc. and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock directly to purchasers or through underwriters, broker-dealers or through agents, on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by the broker-dealer, including for its own account, pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended, if required by law, to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Upon being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of each such selling stockholder and of the participating broker-dealer(s);

-	the number of shares involved;

-	the initial price at which the shares were sold;

-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Tampa, FL.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph concerning uncertainty regarding the Company’s ability to continue as a going concern), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2006 and July 1, 2006;

(3) Our Current Reports on Form 8-K filed on September 11, 2006, August 18, 2006, August 16, 2006, July 24, 2006, July 10, 2006, July 6, 2006,  July 5, 2006, June 27, 2006, June 16, 2006, May 17, 2006, May 16, 2006, April 10, 2006, March 31, 2006, March 24, 2006, February 22, 2006 and February 21, 2006;

(4) the description of our shares contained in our Registration Statement on Form 10-SB, filed August 8, 1994; and

(5) all other reports we filed pursuant to Sections 13 (a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Any information that we file later with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The selected consolidated financial information below has been derived from Familymeds Group Inc.’s (formerly DrugMax, Inc.) consolidated financial statements. See Note 2 of the Notes to Consolidated Financial Statements on page 37 of our Form 10-K filed on March 31, 2006, for a discussion of the basis of the presentation and significant accounting policies of the consolidated financial information set forth below. You should read this information in conjunction with Familymeds Group Inc.’s consolidated financial statements and related notes incorporated by reference from our Form 10-K for the year ended December 31, 2005. During 2005, we sold or eliminated substantially all of the operations acquired in the Merger. Such operations are classified as discontinued operations below.

The data as of December 31, 2005 and January 1, 2005 and for the years ended December 31, 2005, January 1, 2005 and December 27, 2003 is derived from our audited consolidated financial statements incorporated by reference from our Form 10-K for the year ended December 31, 2005, filed on March 31, 2006 and should be read in conjunction with those consolidated financial statements and the related notes contained therein. The data as of December 27, 2003, December 28, 2002 and December 29, 2001 and for the years ended December 27, 2003, December 28, 2002 and December 29, 2001 is derived from our audited consolidated financial statements not incorporated by reference from our Form 10-K filed on March 31, 2006.   The data as of July 1, 2006 and for the six month periods ended July 1, 2006 and July 2, 2005 is derived from our unaudited condensed consolidated financial statements, included in our Form 10-Q filed on August 15, 2006 and the data as of July 2, 2005 is not incorporated by reference from our Form 10-Q filed on August 15, 2006, which, in the opinion of management, reflects all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in accordance with accounting principles generally accepted in the United States of America, the information contained therein. The results of operations for the six months period ended July 1, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending December 30, 2006.

	Six Month Periods Ended		Fiscal Years Ended
In thousands, except for share amounts	July 1, 2006	July 2, 2005	December 31, 2005 (52 weeks) (2)	January 1, 2005 (53 weeks) (2)	December 27, 2003 (52 weeks)	December 28, 2002 (52 weeks)	December 29, 2001 (52 weeks) (3)(4)

Statements of Operations Data
Net revenues	$116,783	$111,917	$216,103	$223,962	$218,015	$223,513	$264,180
Gross margin	22,788	22,976	42,435	46,614	47,418	46,022	46,695
Selling, general and administrative expenses	27,441	27,973	54,291	46,202	47,492	47,799	60,246
Depreciation and amortization expense (5)	1,727	2,312	4,413	4,758	5,297	5,076	9,918
Impairments of long-lived assets(6)	—	—	—	260	792	593	18,231
Loss (gain) on disposal of fixed assets and intangible assets	—	—	159	(1,027)	(365)	(610)	288
Operating loss	(6,380)	(7,309)	(16,428)	(3,579)	(5,798)	(6,836)	(41,988)
Interest expense (7)	(2,803)	(2,182)	(5,900)	(5,654)	(7,200)	(4,026)	(4,443)
Interest income	41	15	84	43	70	13	260
Gain on extinguishment of debt (14)	13,086	—	—	—	—	—	—
Other income (expense)	60	285	392	605	754	1,443	(41)
Income (loss) before cumulative change in accounting principles	4,004	(9,191)	(21,852)	(8,585)	(12,174)	(9,406)	(46,212)
Cumulative effect of changes in accounting principles (8)	—	—	—	—	—	(710)	—
Income (loss) from continuing operations	4,004	(9,191)	(21,852)	(8,585)	(12,174)	(10,116)	(46,212)
(Loss) from discontinued operations (9)	(222)	(2,970)	(33,005)	(31,259)	—	—	—
Net income (loss)	3,782	(12,161)	(54,857)	(39,844)	(12,174)	(10,116)	(46,212)
Preferred stock dividends	—	(2,254)	(4,301)	(10,796)	(5,657)	(5,657)	(5,263)
Net income (loss) available to common stockholders	$3,782	$(14,415)	$(59,158)	$(50,640)	$(17,831)	$(15,773)	$(51,475)
Common Share Data
Basic income (loss) per share (1):

Income (loss) available to common shareholders before cumulative changes in accounting principles	$0.60	$(5.80)	$(8.40)	$(51.94)	$(138.34)	$(116.87)	$(399.37)
Cumulative effect of adoption of SFAS No. 141 and SFAS No. 142	—	—	—	—	—	(5.51)	—
Income (loss) from continuing operations available to common shareholders	0.60	—	(8.40)	(51.94)	(138.34)	(122.38)	(399.37)
(Loss) from discontinued operations available to common shareholders	(0.03)	(1.50)	(10.60)	(83.77)	—	—	—
Net income (loss) available to common shareholders	$0.57	$(7.30)	$(19.00)	$(135.71)	$(138.34)	$(122.38)	$(399.37)
Shares used in basic net income (loss) per share (1),(10)	6,597	1,975	3,114	373	129	129	129
Dividends declared	—	—	—	—	—	—	—
Common Share Data
Fully diluted income (loss) per share (1):

Income (loss) available to common shareholders before cumulative changes in accounting principles	$0.60	$(5.80)	$(8.40)	$(51.94)	$(138.34)	$(116.87)	$(399.37)
Cumulative effect of adoption of SFAS No. 141 and SFAS No. 142	—	—	—	—	—	(5.51)	—
Income (loss) from continuing operations available to common shareholders	0.60	—	(8.40)	(51.94)	(138.34)	(122.38)	(399.37)
(Loss) from discontinued operations available to common shareholders	(0.03)	$(1.50)	(10.60)	(83.77)	—	—	—
Net income (loss) available to common shareholders	$0.57	$(7.30)	$(19.00)	$(135.71)	$(138.34)	$(122.38)	$(399.37)
Shares used in fully diluted net income (loss) per share (1),(10)	6,610	1,975	3,114	373	129	129	129
Dividends declard	—		—	—	—	—	—

	As of
	July 1, 2006	July 2, 2005	December 31, 2005	January 1, 2005	December 27, 2003	December 28, 2002	December 29, 2001
Balance Sheet and Other Data
Working capital (deficit) (11)	$(11,683)	$(17,992)	$(4,346)	$(7,875)	$(37,604)	$4,683	$(19,301)
Total assets	60,454	94,310	64,027	95,598	44,153	49,319	61,093
Long-term accounts payable (12)	—	—	—	22,425	—	—	—
Revolving credit facility and current portion of long-term debt (13)	40,520	47,457	41,888	35,155	37,696	389	26,797
Long-term debt (13)	5,503	20,064	18,185	—	—	34,484	4,800
FMG redeemable preferred stock	—	—	—	—	109,325	103,668	98,011
Total stockholders’ (deficit) equity	(4,464)	(2,930)	(11,294)	5,855	(133,888)	(116,234)	(100,712)
Store locations:
Corporate-owned	79	77	77	77	82	85	93
Franchised	7	7	7	8	7	7	19

(1)
Per share data and weighted average shares outstanding in fiscal years ended 2005, 2004, 2003, 2002 and 2001 have been retroactively adjusted for a 1-for-10 reverse stock split of our outstanding shares, which was effectuated on August 16, 2006. The number of shares is rounded to thousands, however per share amounts are calculated using the unrounded number of shares.

(2)
Results for substantially all of the drug distribution operations subsequent to the November 12, 2004 Merger are included in discontinued operations. The effect of 53 weeks in the fiscal year ended January 1, 2005 was to increase revenues by $4.0 million.

(3)
In 2001, FMG closed 21 underperforming stores and opened one location. At fiscal year-end 2001, FMG operated 93 corporate-owned locations. In December 2001, FMG decided to close its automated distribution facility.

(4)
Includes amortization of goodwill in the amount of $0.2 million in 2001 and $0.1 million in 2000. In 2002, FMG adopted SFAS No. 142 (Goodwill and Other Intangible Assets) and thus, beginning in 2002, no longer amortizes goodwill.

(5)	Depreciation and amortization expense decreased from fiscal 2001 to fiscal 2002 as a result of the reduction in operations in the e-commerce business.
(6)
Write-downs of long-lived assets in fiscal 2001 includes $4.8 million related to FMG’s automated distribution facility and mail order and e-commerce business, $3.0 million related to impairment of prescription files at underperforming locations and $10.4 million related to a strategic alliance agreement related to the e-commerce business.

(7)
Includes $1.0 million, $1.7 million and $4.3 million of non-cash interest in fiscal 2005, 2004 and 2003, respectively. $4.0 million of the $4.3 million noncash interest expense in fiscal 2003 relates to interest on convertible notes issued to former FMG shareholders, which notes were converted to common stock in connection with the Merger.

(8)	During fiscal 2002, FMG adopted new accounting standards related to goodwill resulting in a charge of $0.9 million and negative goodwill resulting in a benefit of $0.2 million.
(9)
Included in loss from discontinued operations are operating losses of $5.7 million and $0.3 million, impairment write downs of goodwill and other intangible assets of $22.6 million and $31.0 million, and other exit losses, primarily representing estimated losses on accounts receivable, inventory and vendor chargebacks, of $4.7 million and $0 million, for fiscal years ended December 31, 2005 and January 1, 2005, respectively.

(10)
The weighted average shares used in the calculation of net loss per share have been retroactively restated to give effect to the Merger of DrugMax with FMG. The transaction was accounted for as a reverse Merger with FMG deemed the accounting acquirer. Accordingly, for periods prior to the Merger, the shares outstanding represent the number of shares that former FMG common shareholders would have received in the transaction, on an as-if converted basis, had the Merger consideration not been distributed to the preferred shareholders based on liquidation values. For periods subsequent to the Merger, shares outstanding represent actual weighted average shares outstanding.

(11)
December 31, 2005 includes $36.3 million of debt under the revolving credit facility that has a maturity date of October 13, 2010, the current portion of two subordinated notes payable for $4.7 million and $0.9 million of promissory notes payable.

(12)	Represents the long-term portion of the $23.0 million of accounts payable that were converted into two subordinated notes payable on March 21, 2005.
(13)	Represents the long term portion outstanding on the two subordinated notes payable as of July 2, 2005 and December 31, 2005.
(14)	Represents gain on the extinguishment of the ABDC Notes.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any of those reports, proxy statements or other documents at the SEC’s Public Reference Room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov. You may also read and copy our annual and quarterly reports from our website at www.FamilymedsGroup.com.

Our common stock is quoted on the Nasdaq Capital Market. Reports, proxy statements and other information concerning our Company that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, we maintain a website at www.FamilymedsGroup.com that contains additional information, including news releases, about our business and operations. Information contained in this website does not constitute, and shall not be deemed to constitute, part of this prospectus.

You may also request a copy of any of our filings with the Commission, including all of the information that has been incorporated by reference into this prospectus, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Brandi Piacente
The Piacente Group
212-481-2050
brandi@thepiacentegroup.com

OR

Familymeds Group, Inc.
312 Farmington Avenue
Farmington, CT 06032-1968
(860)676-1222
Attn: Allison D. Kiene, Senior Vice President and General Counsel

This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit under the rules and regulations of the Commission. We refer to the registration statement and to the exhibits filed with the registration statement for further information with respect to Familymeds Group, Inc. Copies of the registration statement and the exhibits to the registration statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.